

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 25, 2007

Alex Vanselow
Chief Financial Officer
BHP Billiton Limited and BHP Billiton PLC
180 Lonsdale Street
Melbourne, Victoria 3000
Australia

>   **Re: Form 20-F for the Fiscal Year Ended June 30, 2006**
>   **Filed on September 25, 2006**
>   **Response Letter Dated July 6, 2007**
>   **File Nos. 001-09526 and 001-31714**

Dear Mr. Vanselow:

        We have reviewed your Form 20-F for the Fiscal Year Ended June 30, 2006 and your response letter dated July 6, 2007, and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2006

Annual Financial Statements, page F-1

Consolidated Cash Flow Statement, page F-7
1.   We note your response to prior comment 2, indicating your preference to not report exploration costs that are expensed as incurred, which enter into the determination of profit or loss, as operating cash flows. We have discussed your particular circumstances and views with our Division Chief Accountant's Office, and continue to believe that reclassification of these expenditures is necessary to comply with IAS 7.

Note (H) Exploration, Evaluation and Development Expenditure, page F-88

2.   We note your response to prior comment 3, regarding your policy of capitalizing
drilling expenditures you incur at a producing mine for the purpose of converting
mineralized material to proven and probable reserves, or for further delineation of
existing proven and probable reserves. You state that you apply this policy to all
drilling costs incurred "…within the physical boundaries of the known
mineralized material," reasoning that these are for the purpose of converting
mineralized material to proven and probable reserves, even though drilling
activity associated with a particular cost that is capitalized may not alone result in
incremental reserves. Further, you indicate that this policy encompasses costs
other than drilling, such as costs of "…mine planning, metallurgical,
environmental, social, legal and economic evaluation," as these impact modifying
factors that must change in converting mineralized material to proven and
probable reserves.

Please further expand your proposed disclosure to include this information, as set
forth in the last paragraph of your response to prior comment 3. Also clarify in
the policy note how each of the parameters and criteria listed in your reply, which
you consider in determining whether a particular cost is eligible for capitalization,
are applied.

For example, explain whether for costs to be capitalized the drilling *must be*
within the physical boundaries of the mineralized material of the existing
producing property; and whether any extension of the reserves within the ore
body *must be* capable of being mined under the rights granted under the existing
leases; also clarifying the geographic proximity criteria and identifying the
constraints on your ability to declare economically recoverable reserves that
would preclude capitalization of costs under your policy. Disclose your rationale
for applying this policy to producing properties, but not to other properties on
which you have established proven and probable reserves.

Closing Comments

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686, with any other questions.

Sincerely,

Karl Hiller
Branch Chief